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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM F-X

                 APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND
                                   UNDERTAKING

         A.       Name of issuer or person filing ("Filer"): InterOil
                  Corporation

         B.       (1) This is (check one):

                  [ X ]    an original filing for the Filer
                  [  ]     an amended filing for the Filer

                  (2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) [ ]

         C. Identify the filing in conjunction with which this Form is being filed:
                  Name of registrant: InterOil Corporation
                  Form type: Form 40-F
                  File number (if known):_______________________________________
                  Filed by: InterOil Corporation
                  Date filed (if filed concurrently, so indicate): Filed concurrently

         D. The Filer is incorporated or organized under the laws of Canada and has its principal place of business at:
                  Suite 5300, Commerce Court West, 199 Bay St.
                  Toronto, Ontario, M5L 1B9
                  (416) 869-5500

         E. The Filer designates and appoints Gary M. Duvall ("Agent") located at 25025 I-45 North, Suite 420, The Woodlands, Texas 77380, telephone no. (281) 292-1800, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

                  (a) Any investigation or administrative proceeding conducted by the Commission; and

                  (b) Any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form 40-F on the date hereof or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

         F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act;

         The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

         G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the forms, schedules and offering statements described in General Instructions I.(a), I.(b), I.(c), I.(d) and I.(f) of this Form, as applicable; the securities to which such forms, schedules and offering statements relate; and the transactions in such securities.

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         The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in The Woodlands, Texas, on this 7th day of May, 2004.

                                            InterOil Corporation

                                            By: /s/ Phil E. Mulacek
                                                --------------------------------
                                                Phil E. Mulacek
                                                Chairman, CEO & President

         This statement has been signed by the following person in the capacity and on the date indicated.

         Date: May 7, 2004                  /s/ Gary M. Duvall
                                            ------------------------------------
                                            Gary M. Duvall

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